Exhibit 99.3

Reconciliation of Non-GAAP results of operations measures to the comparable GAAP financial measures

(In thousands of US dollars)

	For the Six Months Ended
	June 30,	June 30,
	2020	2021
Loss from operations	$(12)	$(143,986)
Add back: Goodwill impairment	$-	$143,655
Adjusted loss from operations	$(12)	$(331)

Net income (loss)	$46	$(144,179)
Add back: Goodwill impairment	$-	$143,655
Adjusted net income (loss)	$46	$(524)